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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             PENOBSCOT SHOE COMPANY
                           (NAME OF SUBJECT COMPANY)

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                             PENOBSCOT SHOE COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                    70934210
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                     IRVING KAGAN, CHIEF EXECUTIVE OFFICER
                              PENOBSCOT SHOE COMPANY
                             450 NORTH MAIN STREET
                             OLD TOWN, MAINE 04468
                                 (207) 827-4431
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

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                                   COPIES TO:

                             GERALD E. RUDMAN, ESQ.
                             RUDMAN & WINCHELL, LLC
                          84 HARLOW STREET, 4TH FLOOR
                              BANGOR, MAINE 04402
                                 (207) 947-4501

                        HARRY A. HANSON, III, ESQ., P.C.

                             CHOATE, HALL & STEWART
                        EXCHANGE PLACE, 53 STATE STREET
                                BOSTON, MA 02109
                                 (617) 248-5000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Penobscot Shoe Company, a Maine corporation (the "Company"). The address of the principal executive offices of the Company is 450 North Main Street, Old Town, Maine 04468. The title of the class of equity securities to which this Statement relates is Common Stock, $1.00 par value, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This statement relates to a tender offer (the "Offer") disclosed in a
Schedule 14D-1, dated October 12, 1999 (the "Schedule 14D-1"), and filed with the Securities and Exchange Commission (the "Commission") by Riedman Corporation, a New York corporation ("Parent"), and PSC Acquisition Corp., a Maine corporation ("Purchaser"), and an indirect wholly owned subsidiary of Parent, to purchase all outstanding Shares at a price of $11.75 per Share, net to the Seller in cash, without interest (as paid pursuant to the Offer) (the "Offer Consideration"), on the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated October 12, 1999, a copy of which is filed as Exhibit (a)(1) hereto and is incorporated herein by reference (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer Documents"). The Offer to Purchase states that the address and principal executive offices of Parent and Purchaser are at 45 East Avenue, Rochester, New York 14604.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 6, 1999 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. See Item 3(b) for a description of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference.

     The Offer is conditioned upon, among other things, (1) there being validly tendered by the Expiration Date (as defined in the Offer to Purchase), and not withdrawn, a number of Shares of the Company representing at least eighty percent (80%) of the Shares issued and outstanding and (2) the satisfaction or waiver of certain conditions to the respective obligations of Purchaser, Parent and the Company to consummate the transactions contemplated by the Merger Agreement.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT AND RELATED AGREEMENTS

     Information with respect to the terms of the Merger Agreement and certain related matters, including the Merger (as defined therein) and the Tender Agreements each dated as of October 6, 1999, is set forth under the headings "Introduction," "Terms of the Offer; Expiration Date," "Background of the Offer; Contacts with the Company; The Merger Agreement; the Tender Agreements," "Purpose of the Offering; Plans for the Company After the Offer and the Merger," "Certain Conditions of the Offer," and "Certain Legal Matters and Regulatory Approvals" in the Offer to Purchase. Copies of the Tender Agreements are filed as exhibits to the Offer to Purchase and are identified as Exhibits (c)(2) through (c)(10) hereto and are incorporated herein by reference. The information with respect to the Company's obligation to appoint designees of Parent to the Company's board described in the Offer to Purchase under "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender
Agreements -- The Merger Agreement -- Board Representation; Directors" is incorporated herein by reference. The Company's obligation to appoint designees of Parent

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to the Company's Board of Directors is subject to Section 14(f) of the Exchange
Act and Rule 14f-1 thereunder.

DIRECTOR AND OFFICER COMPENSATION PLANS

     The information under the headings "Compensation of, and Transactions with, Directors, Officers and Others," "Contributory Retirement Plan," and "1991 Stock Option Plan" in the Company's Proxy Statement dated as of March 2, 1999 for the fiscal year ended November 27, 1998 (the "Proxy Statement"), portions of which are identified as Exhibit (c)(11) hereto, is incorporated herein by reference.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

     The information in the Offer to Purchase under the heading "Background of the Offer; Contracts with the Company; The Merger Agreement; The Tender Agreements -- Directors' and Officers' Insurance and Indemnification" is incorporated herein by reference.

CHANGE IN CONTROL AGREEMENTS

     The Offer and/or Merger may be considered a "Change in Control" under the Company's 1991 Stock Option Plan. Pursuant to the terms of such plans, all outstanding options issued under the plan will become fully vested and exercisable upon the occurrence of a "Change in Control." A copy of the 1991 Stock Option Plan is attached hereto as Exhibit (c)(16), and is incorporated herein by reference.

     The Offer and/or the Merger may be considered a "Change of Control" under certain letter agreements with four executive officers, copies of which are attached hereto as Exhibits (c)(12), (c)(13), (c)(14) and (c)(15) which provide for payment of one year's salary and maintenance of health insurance in the event the employment of the executive officer is terminated, either voluntarily or involuntarily, within one year after the Change of Control.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Company Board

     At a meeting on October 6, 1999, the Company's board of directors (the "Board") unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders; (ii) adopted and approved the Merger Agreement and authorized the execution thereof by the Company; and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder.

  (b) Background of and Reasons for the Board Recommendation

     In September, 1998, the Company's Board authorized the Company's chairman to interview and select an investment banking firm to advise the board of directors with regard to a potential sale of the Company. In December, 1998, the Company's Board interviewed representatives from four investment banking firms, including Advest, Inc. ("Advest").

     On January 4, 1999 the Company retained Advest, Inc. ("Advest") to act as its exclusive financial advisor to pursue a potential sale of the Company.

     In January, 1999, James R. Riedman, as Chairman and Chief Executive Officer of Daniel Green Company ("Daniel Green"), a manufacturer and distributor of shoes whose stock is listed on the NASDAQ Small Cap Market, telephoned a representative of the Company to extend condolences on the recent death of the Company's chief executive officer and to indicate an interest in discussing a possible combination of the Company and Daniel Green. Parent owns 35.1% of the outstanding shares of Daniel Green and Mr. Riedman is President and Chief Executive Officer of Parent.

     In January, 1999, during several conversations between representatives of the Company and Advest, the parties discussed the viability of a sale of the Company to a strategic or financial buyer, and the process

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involved. After its discussion with the representatives of Advest, and taking into account the continuing challenges facing the Company in the marketplace, the Company's board of directors determined that it was in the best interest of the stockholders of the Company to consider a sale of the Company.

     From February, 1999 to May, 1999, Advest contacted approximately 70 companies to explore whether they had any interest in acquiring the Company. Only two of these calls resulted in expressions of interest.

     In March, 1999, a representative of Advest contacted Daniel Green and provided it with a Confidentiality Agreement, which was signed on March 18, 1999, and Advest forwarded a Confidential Memorandum to Daniel Green.

     On March 24, 1999, a representative of Daniel Green telephoned a representative of Advest to inquire about various aspects of the information contained in the Confidential Memorandum.

     On March 30, 1999, a representative of Daniel Green wrote to a representative of Advest expressing Daniel Green's strong interest in entering into a merger with the Company or acquiring all of the Company's outstanding Shares in a cash acquisition. Daniel Green indicated that it would be in a position to support a value at a substantial premium to the Company's then-current listed trading price of $8.50 per share, contingent on financing, due diligence, negotiation of definitive agreements and approval of the Company's Board.

     On April 16, 1999, a representative of Daniel Green wrote to a representative of Advest expressing continued interest in acquiring the Company and entering into discussions on specific terms, including paying a price of $10.50 per share for a total consideration of $14,745,000.

     On April 23, 1999, representatives of Daniel Green met with representatives of the Company, including members of management, and Advest at Advest's offices in Boston, Massachusetts to discuss the Confidential Memorandum and other information concerning both Daniel Green and the Company.

     On April 26, 1999, a representative of Daniel Green commenced due diligence investigation of the Company with the materials assembled in the Advest data room in Boston, Massachusetts.

     On April 29, 1999, Daniel Green wrote to a representative of Advest outlining terms of a proposed acquisition of the Company to be structured as a cash merger. Daniel Green proposed paying $14,745,000, or approximately $10.50 per share, contingent on financing, due diligence, negotiation of definitive agreements and approval by the Company's Board. Accompanying the letter was a letter from Daniel Green's bank proposing to finance the acquisition on terms set forth therein.

     On April 30, 1999, Advest received a non-binding expression of interest from another potential bidder indicating that it would be willing to pay a range between $9.00 and $11.25 per share in an all-cash transaction.

     On May 5, 1999, a representative of Daniel Green telephoned a representative of Advest to inquire about Daniel Green's proposal. The Advest representative indicated that the Company was unwilling to engage in formal negotiations at the $10.50 per share valuation of the Company proposed by Daniel Green.

     Throughout May, 1999, the Company and Daniel Green continued to discuss a possible merger.

     On May 26, 1999, Advest received a letter of intent from the other potential bidder containing a proposed purchase price of $8.50 per share. After consultation with its financial advisors, the Company instructed Advest not to proceed because the proposed purchase price was determined not to be adequate. After a period of one to two days, the potential bidder telephoned Advest and informally indicated a willingness to pay a purchase price of $9.50 per share. After consultation with Advest, the Company again instructed Advest not to proceed because the proposed purchase price was determined not to be adequate.

     On June 7, 1999, a representative of Advest wrote to a representative of Daniel Green setting out terms which would be acceptable to the Company, subject to Board and stockholder approval, including aggregate consideration of $15,798,250 in cash ($11.25 per share) plus 600,000 to 700,000 shares of Daniel Green's common stock, registered and unrestricted.

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     On June 8, 1999, a representative of Daniel Green telephoned a representative of Advest and suggested a face-to-face meeting with the principals of each company.

     On June 14, 1999, principals of Daniel Green and the Company met in Rochester, New York and discussed a revised proposal wherein the consideration would be $11.50 per share in cash, with an earn-out of $.50 per share if the Company met certain performance criteria for the fiscal year ending November 30, 1999. Among the other terms discussed was a termination fee of $1.5 million and a commitment by the Company not to solicit other bidders.

     On June 17, 1999, counsel for Daniel Green contacted counsel for the Company and requested that the terms discussed at the June 14th meeting be included in a binding letter of intent that required the Company to negotiate exclusively with Daniel Green, provided for a financing contingency in favor of Daniel Green and required a termination fee of $1.5 million payable to Daniel Green in the event the parties did not reach a definitive agreement.

     On June 18, 1999, principals of the Company and its financial and legal advisors discussed the status of negotiations. Shortly thereafter, counsel for the Company telephoned counsel for Daniel Green and indicated that the Company was unwilling to proceed with negotiations unless both the financing contingency and earn-out provisions were deleted. The Company's counsel further advised that the Company would not consider signing a binding letter of intent with a termination fee.

     Throughout the remainder of June, 1999, counsel for Daniel Green and counsel for the Company held discussions in an attempt to resolve outstanding issues between the parties.

     On July 7, 1999, in response to Daniel Green's request, counsel for the Company prepared and sent a draft Merger Agreement to counsel for Daniel Green containing alternative proposals for a transaction that the Company could support, subject to stockholder and Board approval.

     Throughout the remainder of July, 1999, the parties continued to try to resolve the outstanding issues.

     During the week of August 2, 1999, Daniel Green's chief executive officer telephoned the Company's chairman of the board to discuss the financing contingency and the Company's reluctance to accept it. He then suggested that Parent, which owns 35.1% of the stock of Daniel Green and of which he is also president and chief executive officer, would be willing to purchase the Shares owned by the Company's chairman and his family, comprising 53.3% of the Company's outstanding Shares.

     The next day counsel for the Company telephoned counsel for Daniel Green and indicated that the Parent's offer would have to be for all of the Company's outstanding Shares in order for the Company to consider it.

     Thereafter, Parent's chief executive officer telephoned the Company's chairman to indicate that Parent would be willing to make a cash tender offer for all of the outstanding Shares if Daniel Green could not satisfy the Company's concerns with regard to financing.

     On August 17, 1999, representatives of Daniel Green and Parent met in Boston, Massachusetts with representatives of the Company and their respective counsel to discuss how Daniel Green could finance a proposed tender offer and merger with its bank commitment and support from Parent.

     On August 24, 1999, Daniel Green submitted to the Company an expression of interest to acquire all issued and outstanding Shares at $11.75 through a cash tender offer by a Daniel Green subsidiary and a second stage merger. A copy of the financing commitment from Daniel Green's bank was not yet available, but a copy of a standby financing commitment from Parent was submitted along with a copy of current financial statements of Parent.

     On August 26, 1999, counsel for the Company advised Daniel Green's counsel that certain aspects of Daniel Green's proposal were unacceptable. In the meantime, president of Parent continued negotiations with Daniel Green's bank concerning the support which the Bank would require from Parent in order for the bank to provide its commitment to finance the Offer and the refinancing thereafter.

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     On August 31, 1999, Parent determined that it was unwilling to meet the demands of Daniel Green's bank and would itself make a cash tender offer for all of the Company's outstanding Shares.

     On September 2, 1999, Parent informed the Company that Daniel Green would no longer pursue the acquisition of the Company, and Parent sent to the Company its expression of interest to make a cash tender offer for all outstanding shares of the Company at $11.75 per share, without any financing contingency.

     The Company's Board met on September 7, 1999 to consider Parent's expression of interest and directed its officers to proceed to negotiate terms of a definitive agreement.

     From September 8, 1999 through October 6, 1999, the parties negotiated the terms of a Merger Agreement.

     The Company's Board met in person on October 1, 1999. All board members attended; counsel for the Company and representatives from Advest participated telephonically. The Board was apprised of the progress since the prior meeting and given a detailed analysis of the status of negotiations regarding the Merger Agreement and the proposed agreements with certain stockholders, including the existence of "fiduciary out" provisions. The Board was apprised that (i) at least 80% of the outstanding shares, which includes a majority of the Shares held by stockholders other than the Company's chairman and his family, must tender in order for the Purchaser to consummate the tender offer, and (ii) the Purchaser had no financing contingency and was required to place all of the Offer Consideration into escrow upon the execution of the Merger Agreement. The Board was also apprised that Parent required that the Merger Agreement provide for a breakup fee of up to $1.5 million (including transaction expenses) payable to Parent in the event the Merger Agreement were terminated by Company, Parent or Purchaser because of fiduciary duty issues. The Company's Board accepted this provision after considering (i) that Parent provided the only viable offer after an extensive search of potential purchasers, (ii) that Parent would not sign the Merger Agreement without such a provision, (iii) the customary nature of breakup fees in similar transactions, and (iv) the amount of the breakup fee in relation to the size of the Offer. Advest then discussed the procedures and analysis it undertakes in deriving its fairness opinion. At the conclusion of this discussion, Advest apprised the Company's Board that it would be able to deliver a favorable fairness opinion based upon the proposed tender offer consideration of $11.75 per share. Next, the Board, legal counsel and Advest discussed a number of strategic approaches to resolving open issues. In light of the fact that there remained open issues with respect to the Merger Agreement, the Board authorized counsel to ask Parent to increase its price above $12 per share. The Board concluded that it would evaluate any open issues in light of Parent's response to the requested price increase. Later that day, Company's counsel notified Parent's counsel of the Board's request for a price increase above $12 per share.

     On October 3, 1999, counsel for Parent telephoned Company's counsel and advised that Parent was unwilling to raise its offer above $11.75 per share. Counsel for both sides then continued to negotiate open issues with respect to the Merger Agreement.

     The Board reconvened telephonically on October 6, 1999. All Board members participated in the call as well as counsel for the Company and representatives of Advest. The Board was apprised of Parent's refusal to increase its offer price. Counsel then updated the Board on the status of the Merger Agreement, noting that all remaining issues had been satisfactorily resolved.

     Following a lengthy discussion of strategic alternatives, Advest rendered its opinion that the transaction is fair to the stockholders of the Company from a financial point of view. It was the consensus of the Board that the benefit to the Company's stockholders from consummating the proposed Merger transaction outweighed the risk involved, compared with the alternatives of remaining independent or soliciting other interested bidders. It was noted that the price of the Merger transaction was toward the high end of the Company's 52-week range of prices, which was from $6.75 to $12.75.

     The Company's Board then unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair, adequate and in the best interests of the Company's stockholders, (b) adopted and approved the Merger Agreement and authorized the execution thereof by the Company, and (c) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder.
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     In reaching the conclusions described by Advest in clause (a) above, the
Company's Board considered a number of factors including, without limitation:

          (i) The presentation to the Board, and the written opinion of Advest that, based upon and subject to the assumptions and qualifications stated therein, the consideration to be received by stockholders of the Company pursuant to the Offer and Merger Agreement is fair from a financial point of view. A copy of the written opinion is filed as Exhibit (c)(19) hereto and is incorporated herein by reference. Stockholders are urged to read such opinion carefully and in its entirety.

          (ii) Current market conditions, the relationship between the consideration to be received by stockholders in the Offer and the Merger on the one hand and the historical and recent market prices of the Shares on the other hand, and the fact that the market for the Shares is very illiquid, thus restricting the ability to sell Shares at current market prices.

          (iii) The Company's business, the strategic direction of the Company's business, the relationship of the Offer Consideration to historical and projected earnings, acquisition transactions involving comparable companies and the lack of other possible transactions that might provide greater value to stockholders, and the risks associated with remaining an independent company and engaging a qualified chief executive officer to replace Mr. Kagan, who has been acting as chief executive officer of the Company since its prior chief executive officer's untimely demise.

          (iv) The terms and conditions of the transactions contemplated by the Merger Agreement, as reviewed by and discussed with the Company's management, legal counsel and financial advisors and the fact that the terms of the Merger Agreement were determined through arm's-length negotiations between the Company's Board and its legal and financial advisors, on the one hand, and representatives of Parent and Purchaser, on the other.

          (v) The fact that the terms of the Merger Agreement allow the Board, if required by fiduciary duties, to withdraw its recommendation of the Merger and to accept an alternative acquisition proposal, upon payment of a negotiated breakup fee and reimbursement of expenses.

          (vi) The Company's right to exercise its fiduciary duties, subject to certain conditions under the Merger Agreement, in order to respond to requests for nonpublic information and to participate in substantive discussions with any person making an Acquisition Proposal as defined in the Merger Agreement.

          (vii) The fact that Parent and Purchaser's obligations under the Offer were not subject to any financing contingency, and the requirement of Parent and Purchaser to place the entire Offer Consideration in cash into escrow upon execution of the Merger Agreement.

          (viii) The fact that, unless waived by the Company, Parent and Purchaser cannot consummate the Offer unless the Minimum Condition is satisfied, which requires that more than a majority of the Shares held by stockholders other than the Company's chairman and his family be tendered and not withdrawn in the Offer.

          (ix) The fact that the Company's Board can waive the Minimum
     Condition.

          (x) The ability of stockholders to seek a "fair price" for their Shares upon consummation of the Offer in accordance with Section 910 of the Maine Business Corporation Act (the "MBCA") and the availability of dissenters' rights in the Merger in accordance with Section 909 of the MBCA.

          (xi) The reasons for not undertaking a formal public "auction" or other similar public process, including the potential disruption to the Company's business, management and employees if an auction were pursued.

     The Company's Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board views its position and recommendations as being based on the totality of the information presented to it and considered by it.

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     OPINION OF FINANCIAL ADVISOR.  The Company's Board retained Advest to act as its financial advisor and to render an opinion to the Board as to the fairness from a financial point of view of the consideration to be received by stockholders of the Company in the Offer and the Merger. On October 6, 1999, Advest delivered the fairness opinion to the Board, which was later confirmed in writing, to the effect that, as of such date, the consideration to be received by stockholders in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company. The fairness opinion contains certain important qualifications and a description of assumptions made, matters considered, areas of reliance on others on the review undertaken by Advest, and is incorporated herein in its entirety. THE FAIRNESS OPINION, WHICH IS LIMITED TO AN ASSESSMENT, AS OF ITS DATE, OF THE FAIRNESS OF THE PROPOSED CONSIDERATION FROM A FINANCIAL POINT OF VIEW, IS ADDRESSED TO THE BOARD FOR ITS USE IN CONNECTION WITH ITS REVIEW AND APPROVAL OF THE MERGER AGREEMENT, AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY HOLDER OF SHARES SHOULD VOTE WITH RESPECT TO THE MERGER, OR WHETHER OR NOT ANY HOLDER OF SHARES SHOULD TENDER SUCH SHARES IN THE OFFER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Advest, Inc. as its financial advisor in connection with the transaction contemplated by the Merger Agreement, including delivery of a written opinion as to the fairness to the Company's stockholders, from a financial point of view, of the consideration to be received pursuant to the Offer and Merger. Pursuant to the terms of Advest's engagement, the Company has agreed to reimburse Advest for its out-of-pocket expenses up to $15,000 and has agreed to pay Advest the following fees: an initial non-refundable retainer of $15,000; a non-refundable monthly retainer of $7,500 until termination of the Advest engagement; $50,000 upon delivery of Advest's written fairness opinion to the Company's Board of Directors; and a Success Fee of approximately $430,000 (less the foregoing retainer and opinion fees paid to Advest), payable upon and subject to consummation of the Merger. Payment of the Success Fee is subject to consummation of the Merger, and the Board was aware of this fee structure and took it into account in considering the Advest fairness opinion. The Company has also agreed to indemnify Advest and certain related persons and entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement by the Company. In the ordinary course of its business, Advest and its affiliates may actively trade in the shares of the Company for their own account and for the account of their customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.  RECENT TRANSACTIONS WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company presently intends to tender to the Purchaser, pursuant to the Offer, all Shares held of record or beneficially owned by him or it.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

MAINE BUSINESS CORPORATION ACT

     The Company is incorporated under the laws of the State of Maine. In general, Section 611-A of the Maine Business Corporation Act (the "MBCA") prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 25% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Maine corporation for a period of five years following the date such person became an interested stockholder unless prior to such date the board of directors of the corporation approved the business combination. The Company's board of directors has approved the business combination contemplated by the Merger Agreement. Parent has informed the Company that neither it nor, to its knowledge, any of its affiliates owns any Shares. Accordingly, the Company believes that Section 611-A is inapplicable to the Offer and the Merger.

     Upon the purchase of at least 25% of the Shares, Purchaser will be deemed a "controlling person" under Section 910 of the MBCA and a "control transaction" shall have occurred. As a result, holders of Shares which have not been tendered and purchased in the Offer, shall, upon consummation of the Offer, have the right to demand that Purchaser pay "fair value" for those Shares in cash, as determined in accordance with Section 910 of the MBCA. A copy of Section 910 is attached to the Offer to Purchase as Schedule II and a general description of a stockholder's rights is set forth under the heading "Certain Legal Matters and Regulatory Approvals; Control Transaction Payment Rights" in the Offer to Purchase. Schedule II to the Offer the Purchase and the disclosure set forth under "Certain Legal Matters and Regulatory Approvals; Control Transaction Payment Rights" are incorporated herein by reference.

DISCLAIMER

     The information contained in this Schedule 14D-9 concerning Parent, Purchaser, the Offer and the Merger was supplied by Purchaser. The Company takes no responsibility for the completeness or accuracy of such information.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1)   Offer to Purchase, dated October 12, 1999
(a)(2)   Form of Summary Advertisement
(a)(3)   Press Release of the Company, dated October 7, 1999
         (incorporated by reference to Exhibit (a)(8) to Purchaser's
         Tender Offer Statement on Schedule 14D-1, dated October 12,
         1999.)
(b)      None
(c)(1) Agreement and Plan of Merger, dated as of October 6, 1999, by and among Parent, Purchaser and the Company
(c)(2)   Tender Agreement, dated as of October 6, 1999, among Irving
         Kagan, Purchaser and Parent
(c)(3)   Tender Agreement, dated as of October 6, 1999, among Mildred
         K. Striar, Purchaser and Parent
(c)(4)   Tender Agreement, dated as of October 6, 1999, among Paula
         G. Kagan, Purchaser and Parent
(c)(5)   Tender Agreement, dated as of October 6, 1999, among Daniel
         Gelb Kagan, Purchaser and Parent
(c)(6)   Tender Agreement, dated as of October 6, 1999, among Leslie
         J. Kagan, Purchaser and Parent
(c)(7)   Tender Agreement, dated as of October 6, 1999, among Candace
         K. Platz, Purchaser and Parent
(c)(8)   Tender Agreement, dated as of October 6, 1999, among Nikki
         Kagan, Purchaser and Parent

(c)(9)     Tender Agreement, dated as of October 6, 1999, among Ronald R. Striar, M.D., Purchaser and Parent
(c)(10)    Tender Agreement, dated as of October 6, 1999, among Mildred K. Striar, Trustee f/b/o Wendy Striar,
           Purchaser and Parent
(c)(11)    Portions of the Proxy Statement of the Company, dated as of March 2, 1999 for the fiscal year ended
           November 27, 1998, are incorporated by reference, relating to 1999 Annual Meeting of Stockholders, under the captions "Executive Compensation and Other Information" and "Compensation Committee Report on
           Executive Compensation"
(c)(12)    Letter Agreement between the Company and William Hoskins, dated January 12, 1999.
(c)(13)    Letter Agreement between the Company and David L. Keane, dated January 8, 1999.
(c)(14)    Letter Agreement between the Company and Jose Roberto Lenhard, dated January 6, 1999.
(c)(15)    Letter Agreement between the Company and Wilhelm Pfander, dated January 6, 1999.
(c)(16)    Indemnification Agreements dated September 1, 1995 between Penobscot Shoe Company and the following directors of that company:
           (i) Francis J. Guthrie
           (ii) Irving Kagan
           (iii) James L. Moody, Jr.
           (iv) John J. Riddle
           (v) Gerald E. Rudman
(c)(17)    1991 Stock Option Plan
(c)(18)    Confidentiality Agreement, dated as of September 21, 1999, between Parent and the Company (incorporated by reference to Exhibit (c)(3) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated October
           12, 1999)
(c)(19)    Escrow Agreement, dated as of October 6, 1999 (incorporated by reference to Exhibit (c)(4) to
           Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 12, 1999)
(c)(20)    Written opinion of Advest, Inc. dated October 6, 1999
(c)(21)    Letter to the stockholders of the Company

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PENOBSCOT SHOE COMPANY

                                          By: /s/ IRVING KAGAN
                                            ------------------------------------
                                            Name: Irving Kagan
                                            Title: Chief Executive Officer

Dated: October 12, 1999

                                                                         ANNEX I

                             PENOBSCOT SHOE COMPANY
                               NORTH MAIN STREET
                             OLD TOWN, MAINE 04468
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about October 12, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons (the "Parent Designees") designated by the Riedman Corporation (the "Parent") to a majority of the seats on the Board of Directors of the Company. Pursuant to the Merger Agreement, Parent and PSC Acquisition Corp. are to commence the Offer effective October 12, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on November 9, 1999, unless otherwise extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent and PSC Acquisition Corp. (an indirect wholly owned subsidiary of Parent) and the Parent Designees has been furnished to the Company by Parent and PSC Acquisition Corp., and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The common stock, $1.00 par value per share (the "Shares"), is the only class of voting securities of the Company outstanding. Each Share has one (1) vote. As of September 30, 1999, there were 1,388,290 Shares outstanding. As of September 30, 1999, the Company held 144,752 Shares in treasury. The Board of Directors of the Company currently consists of five (5) members and there are currently no vacancies on the Board.

PARENT DESIGNEES

     The Merger Agreement provides that effective upon satisfaction of the Minimum Condition and the purchase and payment for shares by Purchaser in the Offer, the Parent shall have the right to designate three directors to the Board of Directors of the Company, and such designees shall become directors of the Company. At such time, three of the current directors will resign.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

     The names of the current directors, ages as of September 30, 1999, and certain other information are set forth below. As indicated above, three of the current directors will resign effective immediately following the purchase of shares by Purchaser pursuant to the Offer.

                                                                                      SHARES OWNED
                                                                         FIRST      BENEFICIALLY AND
                                               EMPLOYMENT FOR            BECAME       OF RECORD ON
NAME                             AGE           PAST FIVE YEARS          DIRECTOR   SEPTEMBER 30, 1999
----                             ---           ---------------          --------   ------------------
Irving Kagan...................  70    Chairman of the Board of           1960          431,378
                                       Directors and Chief Executive
                                         Officer of the Company
Francis J. Guthrie.............  61    Executive Vice President,          1984            1,500
                                         Marketing and Sales, Fortis
                                         Benefits Insurance Company;
                                         previously, Senior Vice
                                         President of Corporate
                                         Marketing and Communications,
                                         Fortis, Inc., President and
                                         Chief Executive Officer, The
                                         Guthrie Group
                                         (marketing/advertising)
James L. Moody, Jr. ...........  67    Retired, formerly Chairman of      1971            1,000
                                       the Board, Hannaford Bros. Co.
                                         (wholesale and retail
                                         distributor of groceries);
                                         currently a Director of
                                         UNUM-Provident Corporation
                                         (insurance), IDEXX
                                         Laboratories, Inc. and
                                         Staples, Inc., and a Trustee
                                         of the Colonial Group of
                                         Mutual Funds
John I. Riddle.................  61    Retail Real Estate and Shopping    1989            1,000
                                         Center Consultant;
                                         previously, President,
                                         Sturbridge Yankee Workshop,
                                         Inc. (retail firm)
Gerald E. Rudman...............  71    Clerk of the Company; Retired      1975            7,000
                                         Senior Partner, Rudman &
                                         Winchell, LLP

There are no family relationships among any of the directors or executive officers of the Company.

MEETINGS OF THE BOARD OF DIRECTORS AND OF ITS COMMITTEES

     Since the fiscal year ended November 27, 1998, the Board of Directors held a total of seven meetings. All of the directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors during which they served as director and (ii) the total number of meetings held by committees of the Board of Directors on which they served.

     The chairman of the Board of Directors appoints an audit committee, a compensation committee and a nominating committee after the annual meeting. Messrs. Guthrie, Moody, Riddle and Rudman constituted the Board's audit committee for the past fiscal year. This committee reviews with the Company's independent certified public accountants the scope of their audit work, the results of the audit and the examination of the Company's internal accounting and control procedures. Since the year ended November 27, 1998, the audit committee held one meeting.

     Messrs. Kagan, Moody, Riddle, Guthrie and Rudman constituted the Board's compensation committee for the past fiscal year. This committee reviews, recommends and approves the Company's compensation policies and practices, including the level of compensation of officers of the Company, and makes recommen-dations concerning compensation of directors. Since the fiscal year ended November 27, 1998, the compensation committee held three meetings.

     Messrs. Kagan, Guthrie, Moody, Riddle and Rudman are members of the nominating committee. This committee identifies, reviews and recommends individuals to fill Board vacancies. One meeting was held since the fiscal year ended November 27, 1998.

EXECUTIVE OFFICERS OF THE COMPANY

     Information required by Item 7(b) of Schedule 14A with respect to executive officers of the Company is set forth below. The executive officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified, or until their earlier removal or resignation.

NAME                                        AGE      POSITION PRESENTLY HELD AND PERIOD OF SERVICE
----                                        ---      ---------------------------------------------
Irving Kagan*.............................  70    Chief Executive Officer since December 1998,
                                                    Chairman of the Board since 1973, Chief Executive
                                                    Officer from 1973 to 1993, President from 1968 to
                                                    1988. Employed by the Company since 1948.
Wilhelm Pfander...........................  61    Vice President since 1977. Employed by the Company
                                                    since 1963.
David L. Keane............................  47    Executive Vice President since April 1999, Vice
                                                  President from 1987 to 1989, Treasurer since 1994.
                                                    Employed by the Company since 1985.
William Hoskins...........................  57    Vice President since 1994. Employed by the Company
                                                    since 1993.
Gerald E. Rudman..........................  71    Clerk since 1969, Director since 1975. Company
                                                    General Counsel.

---------------
* On December 27, 1998, Paul Hansen passed away suddenly. The Chairman of the Board, Irving Kagan, assumed the responsibilities as Chief Executive Officer on December 30, 1998.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In January 1999 the Board of Directors of the Company entered into certain letter agreements relating to "change of control" benefits with each of William Hoskins, David L. Keane, Jose Roberto Lenhard and Wilhelm Pfander (the "Letter Agreements"). The Letter Agreements provide that if the executive's employment with the Company should terminate or be terminated (whether by the Company or by the executive, for any reason whatsoever, with certain limited exceptions) during the twelve (12) month period following a change of control (as defined therein), the Company shall pay the executive's salary and shall, at its cost, maintain the executive's health insurance for the remainder of that twelve (12) month period. Copies of the Letter Agreements are filed as exhibits (c)(12) through (c)(15) to the Schedule 14D-9 and are incorporated herein by reference.

     The Company has retained the services of the law firm of Rudman & Winchell, LLP during the year ended November 28, 1998. Gerald E. Rudman is a retired senior partner of Rudman & Winchell, LLP.

COMPENSATION OF, AND TRANSACTIONS WITH, DIRECTORS, OFFICERS AND OTHERS

     The following table sets forth all direct compensation paid by the Company during the year ended November 28, 1998, to the highest-paid officers and directors, each of whose aggregate direct compensation exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                           BONUS
NAME AND PRINCIPAL POSITION                         YEAR     SALARY     COMPENSATION    OTHER(2)
---------------------------                         ----    --------    ------------    --------
Paul Hansen(1)....................................  1998    $169,412      $59,125        $8,643
  President and Chief                               1997     161,178           --         6,643
  Executive Officer                                 1996     158,102       25,737         6,643
William Hoskins...................................  1998     123,066       37,122           180
  Vice President -- Sales                           1997     116,699           --           180
                                                    1996     113,103       15,442           180
David L. Keane....................................  1998      92,678       25,013            70
  Executive Vice President -- Finance               1997      90,565           --            70
  and Administration                                1996      88,227        9,437            41

---------------
(1) Mr. Hansen passed away on December 27, 1998.

(2) Represents excess life insurance valuations, except with respect to Paul Hansen, which also included automobile allowance.

Bonuses are awarded pursuant to an incentive plan adopted by the Board of Directors of the Company. The objective of the incentive plan in 1996, 1997 and 1998 was to reward the Company's employees when, in the discretion of the Board of Directors, the Company outperformed certain standards set by the Board. These standards, which included standards for net sales and operating profits, were achieved in 1996 and 1998. These standards were not achieved in 1997, and accordingly no bonus pool was funded. The Pool was allocated among employees based on each individual's contribution to the Company's performance as determined by the Board of Directors in its unilateral discretion.

     Upon the death of any employee who has served the Company for at least 15 years and has been an officer and/or director of the Company and/or any subsidiary for at least two years, the Company will pay the sum of $5,000 and one year's salary to the employee's surviving spouse and minor children. Mr. Wilhelm Pfander, Vice President of Manufacturing currently qualifies for these benefits, and the Company is currently making payment to Mr. Hansen's widow pursuant to this plan.

     Mr. Kagan, Chairman of the Board of Directors, retired as Chief Executive Officer of the Company on December 31, 1993. On November 26, 1993, the Board of Directors voted to provide him a supplemental retirement benefit of $20,000 per year. During 1998, Mr. Kagan received payments totaling $20,000 as a result of this supplemental retirement benefit.

     The compensation for each outside director in fiscal 1998 consisted of an annual retainer of $7,500 and a payment of $500 for each meeting attended. In addition, the Chairman of the Board receives an annual retainer of $20,000. Director compensation for fiscal 1999 is expected to continue at this rate.

CONTRIBUTORY RETIREMENT PLAN

     Since 1981, Penobscot Shoe Company has had a contributory retirement plan covering substantially all employees. This is a defined benefit plan and the amount of the Company's contribution with respect to specified persons cannot be readily calculated by the actuaries of the plan. The annual retirement benefits for each pension plan year of future service are determined as .85% of annual earnings which are not in excess of $16,200, and 1.5% of any excess of annual earnings over $16,200. Past service (prior to January 1, 1988) benefits are determined for each year of credited past service as .65% of average earnings of the three years ended January 1, 1988 up to $16,200 and 1.5% of the average over $16,200.

     All employees who are enrolled as members of the pension plan have contributed in each plan year 0.5% of their annual earnings up to $16,200, and 2.5% of their annual earnings in excess of $16,200. Effective January 1, 1999, the Plan was amended to eliminate the requirement that employees contribute to the Plan. The following table shows the annual pension benefit payable to employees, including officers, retiring at age 65 using a constant salary. The table includes past and future service as follows: for 15 years service, 10 years of past service and 5 years of future service; for 25 years service, 20 and 5 respectively; for 30 years service, 25 and 5 respectively; for 35 years service, 30 and 5; for 45 years service, 40 and 5.

              APPROXIMATE ANNUAL PENSION UPON RETIREMENT AT AGE 65

               15 YEARS   25 YEARS   30 YEARS   35 YEARS   45 YEARS
COMPENSATION   SERVICE    SERVICE    SERVICE    SERVICE    SERVICE
------------   --------   --------   --------   --------   --------
  $ 75,000     $15,198    $25,071    $30,008    $34,944    $ 44,817
   100,000      20,823     34,446     41,258     48,069      61,692
   125,000      26,448     43,821     52,508     61,194      78,567
   150,000      32,073     53,196     63,758     74,319      95,442
   160,000      34,323     56,946     68,258     79,569     102,192

     For the highest paid officers and directors, years of credited service for pension plan purposes and the amount of compensation for the fiscal year on which the pension benefit calculations were based are as follows:

                                                       YEARS OF        COMPENSATION
NAME                                               CREDITED SERVICE      COVERED
----                                               ----------------    ------------
Paul Hansen......................................         32             $160,000
William Hoskins..................................          6              160,000
David Keane......................................         13              117,691

1991 STOCK OPTION PLAN

     The Company's 1991 Stock Option Plan (the "Plan") was adopted by the Board of Directors on December 20, 1990 and approved by the Company's stockholders at the 1991 annual meeting. The Plan provides that options for the purchase of up to 75,000 shares of Common Stock may be granted, of which 33,000 shares remained available at December 1, 1998. The Plan is intended to promote the growth and profitability of the Company by providing key employees with additional incentive to achieve the Company's objectives and to enable the Company to attract and retain key employees of outstanding ability.

     The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"), which has the authority to designate the key employees eligible to participate, to prescribe the number of shares and other terms of awards, to interpret the Plan and to make rules and regulations and all other determinations for administering the Plan. None of the Directors constituting the Committee is eligible to receive any stock options pursuant to the Plan.

     The exercise price of all options granted by the Committee will not be less than 100% of the fair market value of the Common Stock on the date the option is granted. All options granted under the Plan must expire ten years after the date they were granted unless provision is made for an earlier expiration. No option may be granted later than ten years following the date the Plan was approved by the Board of Directors. The full purchase price for shares acquired upon the exercise of an option must be paid in cash, Common Stock, or the promissory note of the participant containing such terms as the Committee shall specify, or a combination thereof, as the Committee may determine.

     If the optionee ceases to serve the Company for reasons other than death or total and permanent disability, the optionee may exercise his or her option for a period equal to the earlier to occur of the end of such exercise right as set forth in the option, or three months following such termination, to the extent the option was exercisable prior to termination. Except as so exercised, the option expires at the end of such three month period. If the optionee, while in the service of the Company, dies or becomes permanently and totally disabled at any time while he or she is entitled to exercise an option, the optionee or his or her executor, administrator, heir or legatee may exercise the option in full at any time up to one year following the date of such termination or the end of the tenth year following the grant of the option, if earlier. Options may be granted on terms different from those set forth in the Plan in substitution for options held by employees of other companies who become employees of the Company or a subsidiary as a result of a merger or other acquisition transaction.

     Options may not be transferred by an optionee otherwise than by will or by the laws of descent and distribution and during the optionee's lifetime can be exercised only by the optionee.

     In the event that there is a change of control of the Company, as defined in the Plan, each option held pursuant to the Plan will become fully exercisable. In the event of a stock dividend, stock split, recapitalization or other change in the Company's capital stock, the number and kind of shares of stock or other securities subject to an option granted hereunder, and the maximum number of shares or other securities available under the Plan, the purchase price, and other relevant provisions, may be appropriately adjusted by the Committee. The Committee may also make such adjustments in the event of a material change in accounting principles or practices, a consolidation or merger where the Company survives, a sale or acquisition of significant amounts of stock or other property, or the occurrence of any other event, if determined by the Committee to warrant such an adjustment to avoid distortion of the Plan.

     Subject to the provision dealing with changes in control, if the Company is involved in a merger or consolidation in which it is not the surviving corporation, or the Company's shares are converted into, or exchanged for, the shares of another corporation, or into or for other consideration, all options granted under the Plan shall terminate upon such event. However, if such an event occurs, the Committee shall cause replacement options to be granted or make all outstanding options exercisable in full for a period of twenty days prior to such event.

     The Committee may amend the Plan and any option granted thereunder, provided that, without the approval of the Stockholders of the Company, no amendment may (except in the event of stock dividends, stock splits, certain mergers, spin-offs, and similar events, as herein provided) increase the maximum number of shares available under the Plan, the designation of those eligible to participate in the Plan, reduce the minimum option price of future options, or extend the time within which options may be granted. No amendment may adversely affect the rights of any optionee without his or her consent.

     All grants of options under the Plan or their exercise shall be in accordance with applicable federal and state laws and regulations, and the Company may impose such conditions and requirements as it deems necessary or desirable to assure such compliance.

     The Plan is not intended to qualify for incentive stock option tax treatment under the Internal Revenue Code.

     No options were granted during fiscal 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND OPTION VALUES SEPTEMBER 30, 1999

                                                  NUMBER OF UNEXERCISED OPTIONS    VALUE OF UNEXERCISED OPTIONS
                         SHARES        VALUE          ON SEPTEMBER 30, 1999           ON SEPTEMBER 30, 1999
                       ACQUIRED ON    REALIZED    -----------------------------    ----------------------------
NAME                   EXERCISE(#)      ($)       EXERCISABLE     UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                   -----------    --------    -----------     -------------    -----------    -------------
Wilhelm Pfander......      --           --           6,000              0             51,750            0
William Hoskins......      --           --           5,000              0             33,750            0
David L. Keane.......      --           --           5,000              0             43,125            0

                             SECURITY OWNERSHIP OF
                PRINCIPAL STOCKHOLDERS, DIRECTORS, AND OFFICERS

     The following information is furnished as of September 30, 1999, with respect to the Shares beneficially owned, within the meaning of Rule 13d-3, by any person who is known by the Company to be the beneficial owner of more than five percent (5%) of any class of voting securities of the Company, by all Directors of the Company, by all executive officers of the Company and by all Directors and executive officers of the Company as a group. Unless otherwise indicated, the named individuals hold sole voting and investment power over the Shares listed below.

                                     NUMBER OF SHARES BENEFICIALLY    % OF TOTAL OUTSTANDING SHARES
NAME AND ADDRESS                      OWNED ON SEPTEMBER 30, 1999      OWNED ON SEPTEMBER 30, 1999
----------------                     -----------------------------    -----------------------------
Irving Kagan, Chairman of the
  Board............................             431,378(a)(b)                     31.1
Mildred K. Striar..................             274,823(a)(c)                     19.2
Joseph R. Nerges...................             131,450                            9.5
Frances J. Guthrie, Director.......               1,500                             *
James L. Moody, Jr, Director.......               1,000                             *
John I. Riddle, Director...........               1,000                             *
Gerald E. Rudman, Director and
  Clerk............................               7,000                             *
David L. Keane, Executive Vice
  President -- Finance and
  Administration...................               5,500(d)                          *
William Hoskins, Vice President --
  Sales............................               5,000(e)                          *
Wilhelm Pfander, Vice President....               6,155(f)                          *
All directors and officers as a
  group (8 persons)................             458,533(g)                        33.0
          TOTAL....................             856,276                           61.7

---------------
 *  Less than 1% of outstanding shares

(a) Subject to: (i) an agreement between Mr. Kagan and Mrs. Striar granting each a right of first refusal and certain rights of participation with respect to the shares of the others.

(b) Included in this figure are 15,030 shares held by Paula G. Kagan, who is Mr. Kagan's wife.

(c) Included in this figure are 6,187 shares held by Ronald R. Striar, M.D., who is Mrs. Striar's husband, and 8,530 shares held in trust for Wendy Striar, of which trust Mrs. Striar is the trustee.

(d) Included in this figure are 5,000 shares purchasable by Mr. Keane under options presently exercisable.

(e) Included in this figure are 5,000 shares purchasable by Mr. Hoskins under options presently exercisable.

(f) Included in this figure are 6,000 shares purchasable by Mr. Pfander under options presently exercisable.

(g) Included in this figure are 16,000 shares purchasable by Messrs. Keane, Hoskins and Pfander under options presently exercisable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock to file with the Commission initial reports of ownership and reports of changes in ownership of the Common Stock of the Company. Directors, executive officers and holders of more than 10% of the Company's Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on copies of such forms furnished as provided above, or written representations that no Forms 5 were required, the Company believes that during the fiscal year ended November 27, 1998, its officers, directors and holders of more than 10% of the Company's Common Stock complied with all Section 16(a) filing requirements.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     As of the date of this Information Statement, the Parent has determined who will be Parent Designees. Set forth below are the name, business address, principal occupation or employment and five (5) year employment history of the persons who will be Parent Designees. Unless otherwise indicated, each such person has held the occupation listed opposite his name for at least the past five (5) years and each occupation refers to employment with the Parent. All persons listed below are citizens of the United States.

NAME AND BUSINESS ADDRESS        EMPLOYMENT HELD DURING THE PAST FIVE YEARS
-------------------------       ---------------------------------------------
James R. Riedman..............  President and Chief Executive Officer,
  Riedman Corporation           Riedman Corporation (privately owned general
  45 East Avenue                insurance agency) 1992 to present; Chairman
  Rochester, New York 14604     and Chief Executive Officer, Daniel Green
                                Company (manufacturer and distributor of
and                             shoes) 1996 to present; Director, Daniel
                                Green Company, 1993 to present.
Daniel Green Company
  One Main Street
  Dolgeville, New York 13329
John R. Riedman...............  Chairman of the Board of Directors, Riedman
  Riedman Corporation           Corporation, 1992 - present; President and
  45 East Avenue                Chief Executive Officer, Riedman Corporation,
  Rochester, New York 14604     1956 - 1992.
Kathy Griswald................  Pension Fund Manager, Southern New England
                                Telephone, until June 1999.

     John R. Riedman is the father of James R. Riedman and Kathy Griswald.